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SEC FILE NUMBER
8-31616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2022 (MM/DD/YY) AND ENDING 11/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aegis Capital Corp.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1345 Avenue of the Americas 27th Floor
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas C. Poss	(212) 813-1010	tposs@aegiscap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Eide, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aegis Capital Corp., as of 11/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YARDEN KOL
Notary Public, State of New York
NO. 01KO6439483
Qualified in New York County
Commission Expires 08/29/2026

1/25/24

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2023
[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934] as a PUBLIC DOCUMENT



AEGIS CAPITAL CORP.

Table of Contents
November 30, 2023



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Aegis Capital Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aegis Capital Corp. (the "Company") as of November 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Aegis Capital Corp.'s auditor since 2022.

Hauppauge, New York
January 25, 2024

Nawrocki Smith LLP

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2023

Assets

Cash	$	999,817
Clearing deposits		600,000
Receivables from clearing brokers		2,038,227
Receivables from registered representatives		2,035,629
Securities owned, at fair value		118,493
Operating right-of-use (ROU) asset - net		85,281
Prepaid expenses and other assets		19,318
Security deposits		73,280
Total assets	$	5,970,045

Liabilities and Stockholder's Equity

Liabilities

Accounts payable, accrued expenses and other liabilities	$	1,890,751
Liabilities subordinated to claims of creditors		750,000
Operating lease liability		85,481
Total liabilities	$	2,726,232

Stockholder's Equity

Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	7,700,514
Accumulated deficit	(4,456,801)
Total Stockholder's equity	3,243,813
Total liabilities and Stockholder's equity	$ 5,970,045

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains its main office in New York and branch offices in New York, New Jersey, Connecticut, Texas, Florida, Oregon, Tennessee, Missouri, Maryland and California.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ('SIPC'). The Company is dually registered as a Registered Investment Advisor ("RIA").

The Company executes trades on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker dealers (the "Clearing Brokers") on a fully disclosed basis, and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts as a SEC Reg D private placement agent, and conducts direct sales of mutual funds, life insurance and annuities, and receives financial advisory fees.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. **Basis of Presentation** - The accompanying financial statement and related notes has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b. **Cash Equivalents** - The Company considers all short term debt securities purchased with an original maturity of three months or less as well as money market funds to be cash equivalents.

c. **Securities Transactions** - Securities transactions are recorded on the trade date basis, as if they had settled. Marketable securities are valued at fair value.

d. **Use of Estimates** - The preparation of a financial statement in conformity with US GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement.

e. **Investment Valuation** - The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three level of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the

identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

The preceding method described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial statements could result in a different fair value measurement at the reporting date.

The Company values warrants that are traded on an exchange at their last reported sales price. The Company values OTC warrants using the Black-Scholes options pricing model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, interest rates and currency rates). Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy. Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy. The Company had no investment in warrants categorized as Level 1, 2 or 3 at November 30, 2023. The Company did not have any warrants that are traded on exchanges.

Municipal bonds are issued by U.S. state and municipality entities or agencies. The fair values of municipal bonds are generally priced by independent pricing services. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, municipal bonds are classified within Level 2.

f. ***Credit Losses*** - The Company adheres to Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under

the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company has commission, investment banking and advisory fees revenue streams (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance.

g. ***Lease Accounting*** - The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee.

Since the implicit rate of the leases are not readily determinable, the Company uses a risk-free rate as the discount rate based on information available at the commencement date. The risk-free rate is the theoretical rate of return of an investment with zero risk as published by the U.S. Department of Treasury.

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

3 - RECEIVABLES AND PAYABLES TO CLEARING BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements. At November 30, 2023, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for its customers, net of expenses and other clearing charges.

The amounts receivable from the Clearing Brokers as of November 30, 2023 consist of the following:

Clearing deposits	$	600,000
Cash held in accounts at Clearing Brokers	$	239,620
Fees and commissions receivable		1,816,470
Margin interest and clearing charges payable		(17,863)
	$	2,038,227

Pursuant to clearance agreements with the Clearing Brokers, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Brokers.

The Company has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset to commission income. At November 30, 2023, a reserve of $2,357 was established by the Clearing Brokers to cover such losses on certain accounts and is netted against fees and commissions receivable.

4 - RECEIVABLES FROM REGISTERED REPRESENTATIVES

The Company has advanced monies to registered representatives employed at the Company's branches in anticipation of future commissions to be earned and in fulfilling certain commitments to meet gross commission benchmarks. The Company reserves the right, at the Company's discretion, to be repaid the advances through an offset at any time of the commissions earned and payable to the branches and or its registered representatives. Unpaid commissions earned by the registered representatives totaling $2,979,940 have been expensed and applied as an offset to the unearned advances resulting in a remaining balance of $2,035,629 as of November 30, 2023. This remaining balance will be offset future commissions, amortized over time, or forgiven.

5 - FAIR VALUE MEASUREMENTS OF SECURITIES OWNED

The following is a summary, by level, of the Company's assets measured at fair value as of November 30, 2023:

Asset and Liability Valuation Inputs	(Level 1)	(Level 2)	(Level 3)	Total
Securities Owned				
Common stocks	$ 118,493	$ -	$ -	$ 118,493
	$ 118,493	$ -	$ -	$ 118,493

It is the Company's policy to recognize transfers between any level of the fair value hierarchy at the end of each reporting period. There were no transfers between levels during the year.

6 - EQUIPMENT, FIXTURES, AND LEASEHOLD IMPROVEMENTS

Equipment, fixtures, and leasehold improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$	742,023
Furniture and fixtures		255,025
Leasehold improvements		85,219
		1,082,267
Less: Accumulated depreciation and amortization		1,082,267
	$	-

7 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

The $750,000 subordinated borrowing is payable to an officer of the Company as of November 30, 2023, bears interest at 10% per annum interest rate and matures February 10, 2024. The borrowing will automatically be extended for one year upon maturity in accordance with the subordination agreement unless the lender provides a notice within the specified notice period.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule.

8 - LEASES

The Company is obligated under an operating lease for office space expiring through 2025.

The Company evaluated current contracts to determine which met the criteria of a lease. The ROU asset represents the Company's right to use the underlying asset for the lease term, and the lease liability represents the Company's obligation to make lease payments arising from this lease. The ROU asset and lease liability, all of which arise from operating lease, were calculated based on the present value of future lease payments over the lease term. The Company has made an accounting policy election to use the risk-free rate to discount future lease payments. The risk-free rate applied to calculate lease liability as of August 1, 2023, was 4.92%.

As of November 30, 2023, the weighted average remaining lease term for the Company's operating lease was approximately 1.67 years.

Cash paid for the operating lease for the year ended November 30, 2023 was $17,600. There were no noncash investing and financing transactions related to leasing other than the transition entry described in Note 2.

Future maturities of operating lease liabilities are presented in the following table, for the fiscal years ending:

	November 30,
2024	$ 53,200
2025	36,000
Total	89,200
Less: discount to present value	(3,719)
Total lease liability	85,481

The Company is also obligated under operating leases for various other office space. The Company evaluated these contracts and determined these arrangements to be short-term in nature.

9 - COMMITMENTS AND CONTINGENCIES AND CONCENTRATION OF CREDIT RISK

The Company subleases office space for its main office, located in New York City, from its Parent under an expense sharing agreement which is subject to change annually. The current expense sharing agreement requires the Company to pay a proportionate share of the annual rent and other charges.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains cash with financial institutions. At times, during the year, balances have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits. At November 30, 2023 the Company had $1,206,713 in excess of the FDIC insurance limit.

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending any claims. As of November 30, 2023, the ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position. Management has determined that the aggregate claims are covered by its insurance policy.

10   -   OTHER RELATED PARTY TRANSACTIONS

The Company subleases office space for its main office, located in New York City, from its Parent under an expense sharing agreement which is subject to change annually. The current expense sharing agreement requires the Company to pay a proportionate share of the annual rent and other charges.

During fiscal 2023, the Company paid legal fees for professional services in the amount of $660,000 to an entity controlled by one of the Company's officers acting as general counsel for the Company.

The Company and its Parent has entered into a Management and Administrative Services Agreement with regards to services performed by the Parent to assist the Company. Services include, and not limited to, operational efficiency consultations, recruiting, governance oversight, strategic and growth planning, marketing, corporate communications, and public relations. The Management and Administrative Services Fee (the "MAS Fee") in the amount of $500,000, is payable monthly in advance (the "Base MAS Fee"). Additionally, ACC will make a determination during each respective month of the value of services that ACHC is providing and pay ACHC an additional amount based on activities and services above the base services provided by ACHC (the "Adjusted MAS Fee"). ACC and ACHC will review monthly costs and expenses incurred by ACHC and reimburse ACHC for ACC related costs and expenses. ACC may make payments to ACHC for the MAS Fee or reimbursements at any time during the month taking into account probable costs incurred by ACHC and activities that ACHC is requested to be involved with. In the event, ACC payments made during a month exceed the Adjusted MAS Fee or reimbursable expenses for the respective month, such excesses will be applied to the subsequent months' MAS Fee and reimbursable expenses. For the year ended November 30, 2023, the Company paid the Parent an aggregate MAS Fee in the amount of $5,895,000. For the year ended November 30, 2023, the Company reimbursed the Parent approximately $362,000 for costs incurred by ACC which were paid by ACHC.

For the year ended November 30, 2023, the Company received revenue included in banking fees and syndicate concession revenue totaling $3,561,763 from investment partnerships whose manager is a wholly owned subsidiary of the Parent.

11   -   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2023, the Company had net capital, as defined, of $1,819,740, which was $1,693,677 in excess of its required net capital of $126,063. The Company's net capital ratio was 1.04 to 1.

12   -   INCOME TAXES

The Parent is subject to the New York City General Corporation Tax based on its consolidated income, its net capital base, or the alternative tax calculation, allocable to New York City, whichever is higher.

13 - OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the trade or contract at a loss.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Securities sold, not yet purchased represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at any time.

The Company may receive warrants in connection with its investment in the equity of certain companies. A warrant is a security that entitles the holder to buy stock of the company that issued it at a specified price with a pre-determined time period. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an in-the-money warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

14 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 25, 2024, the date this financial statement was available to be issued noting no matters which require disclosure in these financial statements.